Exhibit (a)(v)

FOR IMMEDIATE RELEASE

Contact:	BioTelemetry, Inc.	LifeWatch AG
	Heather C. Getz	Ralph Spillmann
	Investor Relations	Communicators AG
	(800) 908-7103	+41 79 514 64 84
	investorrelations@biotelinc.com	investor-relations@lifewatch.com

BioTelemetry, Inc. Increases Tender Offer Price and

Extends Offer Period for LifeWatch AG Shares

Malvern, PA and Zug, Switzerland - (GLOBE NEWSWIRE) - May 24, 2017 - BioTelemetry, Inc. (NASDAQ:BEAT), the leading wireless medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care, announced today that the Company has increased the price of its previously announced public tender offer for all outstanding shares of LifeWatch AG (SIX:LIFE).  As revised, shareholders of LifeWatch will receive either CHF10.00 in cash and 0.1617 shares of BioTelemetry stock (“Main Offer Consideration”) (equivalent to CHF14.53 per LifeWatch share based on the closing price of BioTelemetry on Tuesday, May 23, 2017) or CHF8.00 in cash and 0.2350 shares of BioTelemetry stock (“Alternative Offer Consideration”) (equivalent to CHF14.59 per LifeWatch share based on the closing price of BioTelemetry on Tuesday, May 23, 2017), depending on individual shareholder preference.  The total value is now approximately CHF269 million, an increase from the initial value of CHF 259 million at April 7, 2017.

The initial main offer period of the tender offer, which was scheduled to expire at 4:00 p.m. CEST, on May 31, 2017, has been extended and will now end on June 8, 2017, at 4:00 p.m. CEST.  If the main offer period is not extended at that time, the additional acceptance period is expected to begin on June 15, 2017 and end on June 28, 2017, at 4:00 p.m. CEST.

In addition, on May 23, 2017, Aevis Victoria SA and Antoine Hubert, who together currently own 11.99% of the LifeWatch share capital and voting rights, have agreed to irrevocably and unconditionally tender their shares into BioTelemetry’s offer.  Aevis has also agreed that it will not increase the offer price under its competing bid for LifeWatch shares.

All other terms and conditions of the offer remain the same.  An amendment to the Offer Prospectus, which includes the revised terms of the offer, was published on May 23, 2017.

About BioTelemetry

BioTelemetry, Inc., formerly known as CardioNet, Inc., is the leading wireless medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care.  The company currently provides cardiac monitoring services, original equipment manufacturing with a primary focus on cardiac monitoring devices and centralized core laboratory services.  More information can be found at www.biotelinc.com.

About LifeWatch AG

LifeWatch AG, headquartered in Zug, Switzerland and listed on the SIX Swiss Exchange (LIFE), is a leading healthcare technology and solutions company, specializing in advanced digital health systems and wireless remote diagnostic patient monitoring services. LifeWatch’s services provide physicians with critical information to determine appropriate treatment and thereby improve patient outcomes. LifeWatch AG has operative subsidiaries in the United States, in Switzerland, Israel and Turkey, and is the parent company of LifeWatch Services Inc., LifeWatch Technologies, Ltd. and LifeWatch Turkey Holding AG (joint venture). LifeWatch Services, Inc. is a leading U.S.-based provider of cardiac monitoring services. LifeWatch Technologies Ltd., based in Israel, is a leading manufacturer of digital health products. LifeWatch Sağlık Hizmetlerine A.S. is the operative Turkish subsidiary of LifeWatch Turkey Holding AG and provider of mobile cardiac telemetry services in Turkey. For additional information, please visit www.lifewatch.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes certain forward-looking statements regarding, among other things, statements about both BioTelemetry’s and LifeWatch’s beliefs and expectations, statements about BioTelemetry’s proposed acquisition of LifeWatch AG, including the timing and success of the tender offer and expectations regarding the growth and success of the combined entity. These statements may be identified by words such as “expect,” “anticipate,” “estimate,” “intend,” “plan,” “believe,” “promises”, “projects,” and other words and terms of similar meaning. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including important factors that could delay, divert, or change any of these expectations, and could cause actual outcomes and results to differ materially from current expectations. Factors that may materially affect such forward-looking statements include: BioTelemetry’s ability to successfully complete the tender offer for LifeWatch’s shares or realize the anticipated benefits of the transaction; and the failure of any of the conditions to BioTelemetry’s tender offer to be satisfied. For further details and a discussion of these and other risks and uncertainties, please see BioTelemetry’s public filings with the Securities and Exchange Commission, including the company’s latest periodic reports on Form 10-K and 10-Q respectively, LifeWatch’s past press releases, reports and other information posted on LifeWatch’s website. Readers are cautioned not to put undue reliance on forward-looking statements, which reflect only opinions as of the date of this press release.  BioTelemetry and LifeWatch do not undertake, and specifically disclaim, any obligation to publicly update or amend any forward-looking statement, whether as a result of new information, future events, or otherwise.

OFFER RESTRICTIONS

The public tender offer described in the offer documents (the “Offer”) is not being and will not be made, directly or indirectly, in any country or jurisdiction in which it would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require BioTelemetry or any of its subsidiaries to change or amend the terms or conditions of the Offer in any material way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Offer. It is not intended to extend the Offer to any such country or jurisdiction. Any such documents relating to the Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of LifeWatch by any person or entity resident or incorporated in any such country or jurisdiction.

NOTICE TO U.S. PERSONS HOLDING LIFEWATCH SHARES

The Offer is made for the securities of a non-U.S. company. The Offer is subject to the disclosure and procedural requirements of Switzerland, which are different from those of the United States (the “U.S.”).

BioTelemetry and any of its subsidiaries and any advisor, broker or financial institution acting as an agent or for the account or benefit of BioTelemetry or the Offeror may, subject to applicable Swiss securities laws, rules and regulations, make certain purchases of, or arrangements to purchase, LifeWatch shares from shareholders of LifeWatch who are willing to sell their LifeWatch shares outside the Offer from time to time, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. The Offeror will disclose promptly any information regarding such purchases of LifeWatch shares in Switzerland through the electronic media and/or the stock exchange and in the U.S. by means of a press release, if and to the extent required under applicable laws, rules and regulations in Switzerland.

It may be difficult for U.S. holders to enforce their rights and any claim arising out of U.S. federal securities laws, since LifeWatch is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of a non-U.S. jurisdiction. U.S. holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

The receipt of cash and stock consideration in the Offer by a U.S. shareholder will generally be a taxable transaction for U.S. federal, state and local income tax purposes. Each U.S. shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act. The Offer is subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended, and the issuance of BioTelemetry Common Stock in connection therewith will be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Rule 802 thereof.

Neither the Securities and Exchange Commission nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in the Offer and the pre-announcement. Any representation to the contrary is a criminal offense in the U.S.